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                            GEOPULSE EXPLORATION INC.
                       1055 W. Hastings Street, suite 1980
                              Vancouver, BC V6E 2E9
                            Telephone: (604) 688-8002
                               Fax: (604) 688-8030


March 14, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:  John Cannarella

Dear Sirs:

Re:      Form SB-2 - File No. 333-137519

Further to your comment letter dated March 9, 2007 regarding our SB-2 registration statement, we reply as follows:

General

1.      Please continue to monitor the need to update your financial statements.

         The financial statements included in our amended registration statement are less than 135 days old.

2. In light of the fact that as of January 31, 23007, the company's fiscal year came to an end, you will need to update your disclosure and include the requisite information with respect to compensation paid to officers and directors during your most recently concluded fiscal year. We refer you to Securities Act Release NO. 8732A, newly amended Item 402 of Regulation S-B and the transitional guidance provided at Attp://www/sec.gov/divisions/corpfin/guidance/execomp402interp.pdf with respect to disclosure of executive compensation.

         We have updated the disclosure regarding executive compensation in accordance with the newly amended Item 402 of Regulation S-B.

Note 2, Mineral Interests, page F-7

3. We note your response to prior comment six in our letter dated January 12, 2007 which indicates that certain revisions have been made to your amended registration statement. However, it appears that no such changes have been made. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise. Please modify your policy accordingly. Please refer to SEC Industry Guide7 for additional clarification. We re-issue prior comment six.

         We have included the noted revisions in our amended registration statement.

4. We note your response to prior comment seven in our letter dated January 12, 2007 which indicates that certain revisions have been made to your amended registration statement. However, it appears that no such changes have been made. Please explain why acquisition costs have been expensed. Refer to paragraph 9 of EITF 04-2. We re-issue prior comment seven.
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         We have  included  the  noted  revisions  in our  amended  registration statement.

Consent

5. We note your response to comment five in our letter dated January 12, 2007 and the inclusion of an updated consent. However, the consent that was filed with the registration statement filed on February 6, 2007. Please clarify which registration statement his consent relates to.

         We have included an updated consent that refers to the proper filing date of our amended registration statement.

Sincerely yours,

GEOPULSE EXPLORATION INC.

Per: /s/ Tim Sun

DR. TIM SUN
President